[GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE                                              BUSINESS NEWS
---------------------                                              -------------


               TOP IMAGE SYSTEMS ANNOUNCES PRIVATE PLACEMENT OF $8
                           MILLION OF ORDINARY SHARES


Tel Aviv, Israel, June 10, 2004 - Top Image Systems, Ltd. (NASDAQ: TISA), a leading innovator of intelligent document recognition, announced today that it has entered into a definitive agreement for the private placement of 2,563,300 Ordinary Shares of the Company at a purchase price of $3.16 per share to institutional investors for gross proceeds to the Company of approximately $8.1 million.

The investors also will receive three-year warrants to purchase up to an additional 1,281,650 Ordinary Shares, with an exercise price of $4.26 per share.

Top Image Systems (TiS) provides automated data capture solutions that improve enterprise business processes by integrating data from multiple sources and of different types, such as invoices, freight and shipping bills, purchase orders and others. TiS' solutions seamlessly deliver the extracted data to enterprise applications such as document and content management, ERP, or CRM.

The closing of the financing is subject to certain closing conditions, including receipt of shareholder approval of the terms of this transaction. The Company expects to hold a special meeting of its shareholders within the next 60 days.


Ido Schechter, CEO of TiS, remarked: "It is our intention to utilize these funds to implement our previously announced strategic plan and accelerate TiS' growth in order to achieve a goal of $30 million in annual revenues within three years. We strongly believe in TiS' potential to become a principal document management solution provider, implementing a pre-integrated Best-of-Combination solution. We aim to achieve this goal through internal development of advanced technology, partnering with OEMs, seeking attractive transactions and partnerships with companies with complimentary technology, as well as strengthening and expanding our established leading position in the Japanese market.

The securities to be issued by TiS in the private placement have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. However, as part of the transaction, TiS agreed to file a registration statement with the United States Securities and Exchange Commission for purposes of registering resale of the shares of common stock issuable in the private placement.

Within the next day, the Company plans to file with the SEC on Form 6-K copies of the private placement documentation.


ABOUT TOP IMAGE SYSTEMS

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content, which enters organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TiS solutions deliver the content to applications that drive the organization. TiS' eFLOW Unified Content Platform is a common platform for the company's solutions. TiS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators and value added resellers, as well as strategic partners. For more information on TiS, visit the company's web site at: www.TopImageSystems.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

                                    * * * * *

CONTACTS:

Adi Granot
Investor and Public Relations Manager
Top Image Systems Ltd.
+972 3 7679114
adi@TopImageSystems.com